FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of August 15, 2003

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Group plc

(LSE: SIG and Nasdaq NMS:SIGY)

15 August 2003

SIGNET APPOINTS NON-EXECUTIVE DIRECTOR

Dale Hilpert has been appointed as a non-executive director of Signet Group plc with effect from 1 September 2003. Dale Hilpert (age 60) was Chief Executive of Williams-Sonoma, Inc. from April 2001 until he retired in January 2003. Williams-Sonoma, Inc. is the leading speciality retailer of homeware products in the US. As at February 2003 it operated 464 stores and had sales of $2,360.8 million.

Prior to joining Williams-Sonoma, Inc., Dale Hilpert was Chairman and Chief Executive of Foot Locker, Inc. (formerly the Venator Group, Inc.). Foot Locker, Inc. is a leading retailer of athletic footwear and apparel, operating some 3,600 stores in 16 countries. Dale joined the Venator Group, Inc. in 1995 as President and Chief Operating Officer and in April 2000 became Chairman and Chief Executive. He participated in the complete restructuring of the Venator Group into a focused athletic footwear and apparel retailer from a diverse retailer with 48 operating divisions, with substantial operations in North America, Europe and Australia.

From 1985 to 1995 Dale Hilpert was Chairman and Chief Executive of Payless Shoe Source, a division of May Department Stores Company. He joined Payless Shoe Source in 1980 as Senior Vice President and Chief Financial Officer.

James McAdam, Chairman, commented: "I welcome Dale Hilpert to the Board and I am confident that his lengthy experience of US and international speciality retailing will enable him to make a significant contribution to Signet"

There are no further matters to be disclosed pursuant to paragraph 16.4 of the Listing Rules.

Enquiries:

Timothy Jackson, Company Secretary, Signet Group plc       (+44 (0) 20 7399 9520)

Tim Grey, Brunswick                                                             (+44 (0)20 7404 5959)

Signet, the world's largest speciality jewellery retailer operated 1,675 stores at 2 August 2003. These include 1,067 stores in the US, where the Group trades as "Kay Jewelers", "Jared - The Galleria Of Jewelry" and under a number of regional names and 602 stores in the UK, where the Group trades as "H.Samuel", "Ernest Jones" and "Leslie Davis". Further information on Signet is available at www.signetgroupplc.com.

This release includes certain forward-looking information that is based upon management's beliefs as well as on assumptions made by and data currently available to management. This> information, which has been, or in the future may be, included in reliance on the "safe harbor" provisions of the US Private Securities Litigation Reform Act of 1995, is subject to a number of risks and uncertainties, including but not limited to the factors identified in the Company's filings with the US Securities and Exchange Commission, including its 2002/03 Annual Report on Form 20-F filed with the Commission on April 24, 2003. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                              Title: Group Finance Director

Date:   August 15, 2003